

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 9, 2021

Jon Layman
Chief Financial Officer and Chief Operating Officer
AxonPrime Infrastructure Acquisition Corp
126 E 56th Street, 30th Floor
New York, New York 10022

> **Re: AxonPrime Infrastructure Acquisition Corp**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed August 4, 2021**
> **File No. 333-257777**

Dear Mr. Layman:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments.

Amendment No. 2 to Form S-1 filed August 4, 2021

General

1. We note your disclosure on the cover page and elsewhere that the institutional anchor investors have expressed an interest to purchase an aggregate of $118,000,000 of units in the offering. Please revise to clarify whether there is a ceiling on the amount that may be purchased by your sponsor anchor investor and your institutional anchor investors and quantify any ceiling. In addition, please revise to clarify the number of institutional anchor investors. Please also revise your disclosure on page 14 to more specifically describe how the institutional anchor investors will have potentially different interests than public shareholders. As we note the disclosure on page 133 that the institutional anchor investors are not required to hold any units for any amount of time, please provide a representation that the sponsor anchor investor and the institutional anchor investors will acquire the shares with the investment intent to hold the shares.

You may contact Peter McPhun at (202) 551-3581 or Wilson Lee at (202)551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Pamela Long at (202) 551-3765 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Richard Aftanas